1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 10, 2010	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
10 December 2010

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

Stock code: 601600	Stock name: Chalco	No.: Lin no. 2010-27

ALUMINUM CORPORATION OF CHINA LIMITED
ANNOUNCEMENT ON RESOLUTION PASSED
AT THE SEVENTH MEETING OF THE FOURTH SESSION
OF THE BOARD OF DIRECTORS

The Company and all members of the board of directors (the "Board") warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept joint responsibilities for any false representation, misleading statement contained herein or material omission from this announcement.

The seventh meeting of the fourth session of the Board of Aluminum Corporation of China Limited* (the "Company") had considered and approved the "Proposal in Relation to Adjustment of the Term of Depreciation for the Company's Fixed Assets" by way of written resolution. Both the subject matter of the resolution and the way in which the resolution was passed were in compliance with the requirements of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The "Proposal in Relation to Adjustment of the Term of Depreciation for the Company's Fixed Assets" was considered and approved by the Board.

According to the overall appraisal on the status of use and economic life of the Company's fixed assets conducted by China United Assets Appraisal Co., Ltd, which was appointed by the Company, the major equipments and buildings and property structures of the Company are in good operating conditions and use. In respect of most of the assets, their useful life well exceed their terms of depreciation currently adopted by the Company, but there are also some assets which, due to factors such as strong corrosion, have a useful life that is shorter than the term of depreciation currently adopted by the Company.

Therefore, to ensure more objective accounting estimates on the term of depreciation of the relevant assets, the Company proposed to adjust the term of depreciation for fixed assets based on the results of appraisal on the economic life of the fixed assets, in accordance with the relevant requirements of the "Accounting Standards for Business Enterprises" on the adjustment of the term of depreciation for fixed assets and in accordance with the internal control procedures of the Company. Further details of such proposed adjustment are as follows:

I.	Appraisal on and proposed adjustment of the term of depreciation for fixed assets

Term of
depreciation
				currently		Adjustment
	No. of		State-stipulated	adopted by	Proposed term	of the term of
No.	Category	Category	term (year)	the Company	of depreciation	depreciation

I.	Assets included in the scope of appraisal

1.	Assets proposed to have a longer term of depreciation

1	1053	General testing instruments and equipments	07-12	9	10	1
2	2090	Special equipment for metallurgical industry	09-15	12	13	1
3	2103	Electricity distribution line	14-16	15	16	1
4	1011	Special equipment for Aluminum fabrication	-	16	17	1
5	1010	Mechanical equipment	10-14	12	14	2
6	1020	Power equipment	11-18	15	17	2
7	1070	Tools and other production tooling	09-14	12	14	2
8	3215	Chalco - makeshift house	08-10	8	10	2
9	1060	Industrial kilns	07-13	10	13	3
10	2170	Special equipment for mines, coal and forest industry	07-15	10	13	3
11	3213	Chalco- production house subject to erosion	20-25	22	25	3
12	1051	Automatically and semi-automatically controlled equipment	08-12	8	12	4
13	2101	Power generating and heat-supply equipment	12-20	16	20	4
14	3212	Chalco - production house subject to strong erosion	10-15	10	15	5
15	3214	Chalco - house for non-production purpose	35-45	40	45	5
16	2130	Special equipment for chemical and pharmaceutical industry	07-14	6	12	6
17	3211	Chalco - house for production purpose	30-40	32	40	8

2.	Assets proposed to have a shorter term of depreciation

18	1081	Device tools	18-22	20	18	-2
19	2102	Electricity distribution line	30-35	32	30	-2
20	2202	Gas	16-25	20	16	-4

3.	Assets proposed to maintain their terms of depreciation unchanged

21	3222	Chalco-other buildings	15-25	25	25	0
22	1030	Transmission equipment	15-28	20	20	0
23	2104	Transformer and distribution equipment	18-22	20	20	0
24	2110	Special equipment for machinery industry	08-12	10	10	0
25	2140	Electronic instrument and special equipment for telecom industry	05-10	10	10	0
26	2201	Tap-water	15-25	20	20	0

II.	Assets not included in the appraisal

27	1040	Transportation equipment	8-14	10	10	0
28	1052	Computer	4-10	4	4	0
29	1082	Television, copy machine and word processor	5-8	5	5	0

II.	Principles for the determination and adjustment of the term of depreciation for fixed assets

1.

Where the appraised economic life of the fixed assets is within the term of depreciation stipulated by the State and where the difference between such economic life and the current term of depreciation adopted by the Company is less than one year, the term of depreciation will remain unchanged;

2.

Where the appraised economic life of the fixed assets is within the term of depreciation stipulated by the State and where the difference between such economic life and the current term of depreciation adopted by the Company is or exceeds one year, the term of depreciation for fixed assets will be determined and adjusted in accordance with the economic life (rounded to the nearest whole number);

3.

Where the appraised economic life of the fixed assets exceeds the term of depreciation stipulated by the State, the term of depreciation for fixed assets will be determined and adjusted in accordance with the term of depreciation stipulated by the State;

4.

Red mud dam assets will not be treated as "other buildings" for the purposes of determining their terms of depreciation. Instead, the term of depreciation for such assets will be determined and adjusted in accordance with the constructed reservoir capacity and the reservoir capacity after the completion of the renovation.

III.	The base date for adjustment of the term of depreciation for fixed assets and the impact of adjustment on results

The base date for adjustment of the term of depreciation for the Company's fixed assets is intended to be 1 July 2010. It is estimated that such adjustment will add RMB400 million to RMB500 million to the profit before tax of the Company for 2010 but will not change or affect the trend of the Company's results for 2010.

IV.	Documents available for public inspection:

1.	"Proposal in Relation to Adjustment of the Term of Depreciation for the Company's Fixed Assets"

2.	"Consultation Report on the Estimates of the Term of Economic Life for the Classified Fixed Assets of Aluminum Corporation of China Limited*"

Notice is hereby given.

The Board of Aluminum Corporation of China Limited*
10 December 2010

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary